EXHIBIT 21.1

Subsidiaries of SunPower Corporation

Subsidiary Name	Jurisdiction
SunPower Corporation, Systems	Delaware
SunPower North America, LLC	Delaware
SunStrong Capital Holdings, LLC	Delaware
SunPower Capital, LLC	Delaware
SunPower HoldCo, LLC	Delaware
SunPower Manufacturing Oregon, LLC	Delaware
SunPower Systems Mexico S. de R.L. de C.V.	Mexico

SunPower Corporation does business under the following names

Company	dba
SunPower Corporation	SunPower Solar Corporation (Texas), Inc.
SunPower Corporation	SPWR Solar Corporation
SunPower Corporation	SPWR Solar
SunPower Corporation	SPWR Energy

SunPower Corporation, Systems does business under the following names

Subsidiary	dba
SunPower Corporation, Systems	SunPower Energy Systems (Texas), Inc.
SunPower Corporation, Systems	SunPower Solar Corporation, Systems
SunPower Corporation, Systems	SunPower Energy Corporation